Exhibit 99.1

For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Closing of Transaction with Landlord

TORONTO - November 13, 2013 - Sears Canada Inc. (TSX: SCC) announced today that the transaction originally announced on October 29, 2013, between the Company and The Cadillac Fairview Corporation Limited (Cadillac Fairview), regarding the termination of leases of the Company’s stores at Toronto Eaton Centre, Sherway Gardens, Markville Shopping Centre and London-Masonville Place has closed. The transaction among the Company, Ivanhoé Cambridge and Cadillac Fairview originally announced on the same date for the Richmond Centre location in British Columbia has also closed. The agreement for the five stores, which was subject to certain closing conditions, now fulfilled, is for a total consideration received of $400 million. Sears expects to vacate the Toronto Eaton Centre, Sherway Gardens and London-Masonville stores by February 28, 2014 and Markville Shopping Centre and Richmond Centre by February 28, 2015.

Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 246 hometown dealer stores, over 1,400 catalogue merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada’s most extensive general merchandise catalogue and offers shopping online at www.sears.ca.